UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces new terms and conditions for the Technical Assistance and Technology Transfer Agreement with its Strategic Partner

Monterrey, Mexico, May 14, 2015—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement (TAA) with its Strategic Partner, dated June 14, 2000.

The Amendment, which has a five-year term, establishes terms and conditions that are favorable to OMA by reducing the technical assistance fee by 20% (from 5% of EBITDA to 4%) in the first three years and by an additional 25% (from 4% of EBITDA to 3%) in the final two years.

The Amendment to the TAA was signed by OMA and its Strategic Partner, Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), after review by OMA’s Corporate Practices, Finance, Planning and Sustainability Committee and approval by the full Board of Directors. The Board noted the importance of having the support of the Strategic Partner in the next five-year period, during which OMA expects to continue to grow passenger traffic and revenues, while increasing the efficiency of its management and operations.

With the signing of the new Amendment, OMA is assured of continuing to receive technical assistance services from its Strategic Partner, under the same operating framework and with the same high standards of quality.

The new terms of the TAA go into effect on June 14, 2015.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: May 15, 2015